City of Buenos Aires, April 5th, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Cumulative Voting.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that on the date hereof, the shareholder Fondo de Garantía de Sustentabilidad–Administración Nacional de la Seguridad Social (“FGS-ANSES”) notified the Company of its intention of using the cumulative voting system in the Ordinary and Extraordinary Shareholders´ Meeting to be held on April 29th, 2024.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations